UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2004

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                            Prol. Paseo de la Reforma
                           1236 Col. Santa Fe, Deleg.
                                   Cuajimalpa
                               05438, Mexico D.F.
                     ---------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

Documents Furnished By the Registrant

1. Press Release of the Registrant dated February 26, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           GRUPO IUSACELL, S.A. DE C.V.

Date: February 26, 2004                    /s/ Jose Luis Riera K.
                                           -------------------------------------
                                           Name:  Jose Luis Riera K.
                                           Title: Attorney in fact

                                           /s/ Fernando Cabrera G.
                                           -------------------------------------
                                           Name:  Fernando Cabrera G.
                                           Title: Attorney in fact

[LOGO] lusacell                                               Investor  Contacts
                                                              Jose Luis Riera K.
                                                        Chief Financial Officer
                                                              011-5255-5109-5927

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                              011-5255-5109-5759
                                                carlos.moctezuma@iusacell.com.mx

Fourth Quarter and Year-end 2003 Results

Mexico City, February 26, 2004 - Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV: CEL, NYSE: CEL] today announced unaudited results for the fourth quarter and year ended December 31, 2003(1).

Financial Results

Operational change: As disclosed in the previous quarter release, Iusacell reduced the period in which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 days to 90 days. During the fourth quarter of 2003, approximately 135,000 prepaid lines, which have not utilized Iusacell's network services in the above said 90-day period of time were turned-over. As of December 31, 2003 subscribers totaled approximately 1.3 million.

Revenue in the quarter increased 18% from the previous quarter to $1,277 million, reflecting a more aggressive sales strategy and renewed product offerings. Revenues, however, decreased 4% from the year ago period as a result of a lower subscriber base and lower ARPUs. On a yearly basis, revenues decreased 18% to $4,739 million from the $5,747 million registered in 2002, primarily derived from lower subscriber base and lower ARPUs and the effect of accounting policy changes made in the third quarter of 2003, see "Changes in accounting policies."

Cost of sales in the fourth quarter of 2003 decreased 8% to $855 million from the previous quarter, but increased 73% from the year ago period driven mainly by changes in accounting policies effective in the third quarter of 2003.

Operating expenses: sales and advertising expenses in the quarter increased 28% and 10% from the previous quarter and year ago period, respectively to $427 million, primarily derived from a more aggressive campaign in the period and the utilization of specific advertising spaces previously contracted that otherwise would have been lost. On a yearly basis, sales and advertising of $1,313 million in 2003, declined 8% from the $1,419 million in 2002 due primarily to fewer gross subscriber additions. General and administrative expenses decreased 30% in the fourth quarter of 2003 from the previous quarter, but increased 154% from the year ago period, mainly reflecting the reversal of certain provisions in the fourth quarter of 2002. Other income in the fourth quarter reflects the sale and lease back of towers to American Tower Corporation in December 2003, see "Recent Developments-Tower sales and leaseback".

EBITDA(2) was mainly affected by lower revenues as well as increased costs during the quarter, ending with a negative $73 million for the period, compared to negative $401 million reported in the previous quarter and positive $381 million reported in the year ago period.

On a yearly basis, EBITDA ended with positive $372 million compared to $1,861 million in 2002.

----------
(1) Unless otherwise noted, all monetary figures are expressed in Mexican pesos and restated as of December 31, 2003 in accordance with Mexican GAAP. The symbols "$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

(2) This press release contains a reference to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is computed by adding back net interest expense, income and asset tax expense, depreciation expense and amortization expense to net income (loss) before minority interest and loss of subsidiaries as reported. As part of the exhibits filed with the SEC and BMV included in the Quarterly Financial Statements, the Company presented a reconciliation of EBITDA from net loss. EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with Mexican GAAP. EBITDA, as defined above, may not be comparable to similarly titled measures reported by other companies.

Depreciation and amortization expenses of $494 million in the fourth quarter of 2003 reflected the Company's decision adopted in the third quarter of 2003 of expensing the postpaid handsets related costs rather than amortizing them within the average life of the postpaid contracts. Fourth quarter 2002 depreciation and amortization expense is also affected by a benefit related to the extension of useful life of certain fixed assets incurred in that period.

Operating loss in the quarter increased from the $116 million recorded last year to $567 million in the current quarter driven primarily by the changes in accounting policies made in the third quarter 2003 and lower revenues, see "Changes in accounting policies".

Integral financing cost in the quarter ended with $272 million, compared to $410 million in the same quarter of 2002. The result was mainly driven by a lower foreign exchange loss resulting from the 2% depreciation of the peso against the U.S. dollar in the quarter. On a yearly basis, the integral financing cost ended with $1,362 million, 13% lower than the 1,573 million reported in 2002, resulting mainly from a lower foreign exchange loss in the period.

Net loss in the quarter of $1,318 million was the result of higher operating losses and lower revenues. This compares to a net loss of $546 million in the year ago period. On a yearly basis, net loss of $4,709 million compares to a net loss of $2,167 million affected by accounting changes during the year and higher operating losses.

Changes in accounting policies: Please refer to the Company's Third Quarter 2003 Earnings Release -"Changes in accounting policies" for a detailed disclosure of the Company's main changes in accounting policies adopted during 2003.

Capital expenditures: Iusacell invested approximately US$7.3 million in its regions during the fourth quarter of 2003 to expand coverage. During the year, the Company invested approximately US$18.2 million. Despite these investments, Iusacell is still behind its investment program, which is crucial in order to face competition, ensuring capacity and coverage and offering a quality service.

Debt: As of December 31, 2003, including trade notes payable, debt totaled US$810 million. All of the Company's debt is U.S. dollar-denominated.

As previously communicated, the majority of the Company's financial debt is classified as current in the Balance Sheet presented herein, in accordance with Mexican GAAP.

Recent Developments

Tower sales and lease back: In December 2003, Iusacell's main operating subsidiary Grupo Iusacell Celular, S.A. de C.V. and certain of its subsidiaries (Iusacell Celular), entered a series of agreements with the Mexican subsidiary of American Tower Corporation (MATC) that, among other things, gives MATC the right to acquire up to 143 existing Iusacell Celular towers over the course of this year. Iusacell Celular will then lease the transferred towers back from MATC.

During the fourth quarter of 2003, Iusacell Celular sold and leased back 34 towers to MATC for approximately $89 million in net income.

Exchange of New Common Shares at a Ratio of 20 to 1: On December, 2003, Iusacell effected the exchange of its Series A and Series V shares for new common, ordinary, registered shares with no par value at a ratio of 20 Series A and/or Series V shares to 1 new share. The Company did not issue fractional shares. Accordingly, fractions of new shares were paid at a price equal to the opening market price quoted on the Mexican Stock Exchange on October 17, 2003, of Ps.0.88 for each of the Series A or Series V shares, as determined on the October 17, 2003 shareholders' meeting.

The number of new shares issued and outstanding is 93,101,240 with a public float of approximately 25.4%. The Company's ticker on the Mexican Stock Exchange and the New York Stock Exchange remained unchanged.

Agreement with Mr. Elizondo: In 1998 Grupo Iusacell and Iusacell Celular entered into an agreement with Mr. Jose Ramon Elizondo Anaya in connection with Mr. Elizondo's participation in certain Iusacell's subsidiaries. The Agreement provided that Mr. Elizondo had the right to sell, and Grupo Iusacell had the obligation to purchase the shares of Mr. Elizondo, previous written notice from Mr. Elizondo. Such written notice was delivered by Mr. Elizondo to Grupo Iusacell on October 3, 2003.

On November 3, 2003, Mr. Elizondo, Grupo Iusacell and Iusacell Celular agreed to pay Mr. Elizondo a total amount of US$ 11 million for his participation in certain Iusacell's subsidiaries. Total amount to be paid in several installments within a two year period.

Further information about the relationship between Iusacell and Mr. Elizondo can be found at the Company's 2002 Annual Report on form 20-F, filed with the Securities and Exchange Commission (www.sec.gov) and the Mexican Stock Exchange (www.bmv.com.mx).

Iusacell signed Operating and Distribution Agreements: Iusacell signed distribution agreements with Elektra, Coppel and other distributors to sell and promote Iusacell's wireless services and products under a commission frame. All operating agreements reached by the Company during the quarter are part of the normal course of business.

Under the distribution agreement, Elektra is positioning as the largest distributor of wireless services for Iusacell.

As part of the agreement with Elektra, Iusacell transferred the operation of its approximately 135 company-owned stores (CSI's) to Elektra, in an outsourcing-type of transaction in an effort to create an innovative concept of high-tech telecom and consumer products for the high-value segments.

The Coppel agreement was perfected under the same terms and conditions of the Elektra agreement.

Iusacell and Movilaccess reached an agreement by which, Movilaccess will maintain and manage the Company's call center operations. The agreement will reduce lease, rental and other costs in Iusacell associated with the call center operation. Iusacell's customer service will continue to have full empowerment over the call center under the new agreement.

Iusacell reached an agreement with Telcel on SMS: On October 9, 2003, the Federal Telecommunications Commission in Mexico (Cofetel) issued a resolution ordering Mexican mobile phone firms Iusacell and Telcel (a subsidiary of America Movil, S.A. de C.V.) to connect their short text messaging (SMS) networks.

On December 11, 2003, Iusacell announced an agreement under which all Iusacell's customers are able to send "ReK2" (the commercial brand name of its SMS services) to users of Telcel. With this practical and inexpensive service customers would be able to maintain communication in every Iusacell-covered city paying always the same for a text message sent to any of the referred destinies. What makes ReK2 so popular is that there is no roaming or long distance cost associated, making it very accessible.

Iusacell reached an agreement with Telefonica on SMS: On February 12, 2004, Iusacell and Telefonica Moviles Mexico (Telefonica) announced an agreement by which all customers of these companies will be able to send and received SMS among them.

The service became operative on February 15, 2004, and every customer is able to send or receive SMS without an activation procedure, forms to fill or any activation charge; customers can visit any Iusacell store, or CSI, to learn more details about this service and its use.

Legal suit from the 2004 Note holders: In January, 2004, Iusacell announced that its U.S. legal advisors have been advised by the legal counsels of some members of the informal committee of 2004 note holders, representing 31.8% of the total, that notice of a complaint with respect to a lawsuit filed by the latter against its subsidiary. The Company is currently in the process of responding the lawsuit.

Shareholders Meeting and Resolution: On October 17, 2003, the Company held a general ordinary and extraordinary shareholder's meeting by which its shareholders accepted a management proposal to exchange its Series "A" and Series "V" shares for a new common share class. See: Recent Developments "Exchange of New Common Shares at a Ratio of 20 to 1".

Shareholders also approved an amendment to the Company's by-laws, mainly to reflect the capital restructure. Shareholders also elected a new Board of Directors, which is now comprised of nine members instead of twelve. Additionally, Mr. Fernando Cabrera G. was appointed Secretary, non-member, of the Board of Directors.

The Board of Directors will perfect changes, most likely in the coming Shareholders' Meeting, to reflect the loss of Mr. Jose Ignacio Morales Elcoro, deceased on February 15, 2004.

The following table presents the members of the Board of Directors as of October 17, 2003:

--------------------------------------------------------------------------------
  Board of Directors
--------------------------------------------------------------------------------
  Ricardo B. Salinas Pliego              Chairman of the Board of Directors
  Pedro Padilla Longoria                 Vice Chairman of the Board of Directors
  Gustavo Guzman Sepulveda               Director
o Jose Ignacio Morales Elcoro            Director
  Luis J. Echarte Fernandez              Director
  Joaquin Arrangoiz                      Director
  Hector Rojas Villanueva                Director
  Marcelino Gomez Velasco                Director
  Manuel Rodriguez de Castro             Director
--------------------------------------------------------------------------------
o Mr. Morales passed away on February 15, 2004

                               * * * * * * * * * *

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and twelve-month periods ended December 31, 2003 and 2002, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at December 31, 2003 and 2002. The financial statements of Grupo Iusacell Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.

GRUPO IUSACELL UNAUDITED CONSOLIDATED BALANCE SHEET
COMPARISON OF FOURTH QUARTER 2003 WITH FOURTH QUARTER 2002
(Figures in thousands of constant December 31, 2003 pesos)

----------------------------------------------------------------------------------------------------------
                                                                                               Change 4Q03
                                                   4Q03                     4Q02                     /4Q02
----------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities                    5,814      0.0%        166,404      1.1%          -96.5%
Accounts receivable, net                        503,691      4.3%        666,141      4.2%          -24.4%
Recoverable taxes and other                     350,628      3.0%        558,373      3.6%          -37.2%
Inventories                                     255,995      2.2%         37,119      0.2%          589.7%
TOTAL CURRENT ASSETS                          1,116,128      9.4%      1,428,037      9.1%          -21.8%

Property and equipment, net                   7,689,053     65.1%      9,740,145     61.9%          -21.1%
Excess of cost of investments in
subsidiaries over book value, net             1,912,089     16.2%      2,187,424     13.9%          -12.6%
Other assets                                  1,096,089      9.3%      2,368,904     15.1%          -53.7%
TOTAL ASSETS                                 11,813,359    100.0%     15,724,510    100.0%          -25.9%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accrued liabilities                           1,472,224     12.5%        745,278      4.7%           97.5%
Related parties                                  89,739      0.8%        188,611      1.2%          -52.4%
Accounts payable                                449,643      3.8%        378,368      2.4%           18.8%
Short-term debt                               8,897,196     75.3%        211,021      1.3%         4116.3%
TOTAL CURRENT LIABILITIES                    10,908,802     92.3%      1,523,278      9.7%          616.1%

Non-current liabilities                          93,269      0.8%      8,622,599     54.8%          -98.9%
TOTAL LIABILITIES                            11,002,071     93.1%     10,145,877     64.5%            8.4%

Minority interest                               -48,538     -0.4%         10,065      0.1%               -
Shareholders' Equity
Capital stock                                 7,424,177     62.8%      7,424,177     47.2%               -
Legal reserve                                    20,865      0.2%         20,865      0.1%               -
Capital contributions                         1,460,937     12.4%      1,460,937      9.3%               -
Net loss                                     -4,708,741    -39.9%     -2,166,983    -13.8%           97.1%

Accumulated earnings from prior years        -3,553,840    -30.1%     -1,386,857     -8.8%         -156.3%
Excess from restatement of
shareholders' equity                            216,428      1.8%        216,428      1.4%               -

TOTAL SHAREHOLDERS' EQUITY                      859,826      7.3%      5,568,568     35.4%          -84.6%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                         11,813,359    100.0%     15,724,510    100.0%          -21.8%
----------------------------------------------------------------------------------------------------------

GRUPO IUSACELL UNAUDITED CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2003 WITH FOURTH QUARTER 2002
(Figures in thousands of constant December 31, 2003 pesos)

----------------------------------------------------------------------------------------------------------
                                                                                                    Change
                                                   4Q03                     4Q02                 4Q03/4Q02
----------------------------------------------------------------------------------------------------------
REVENUE
Service                                         977,409     76.6%      1,231,517     93.0%          -20.6%
Equipment sales and other                       299,266     23.4%         93,247      7.0%          220.9%
TOTAL REVENUE                                 1,276,675    100.0%      1,324,764    100.0%           -3.6%

Cost of services                                402,664     31.5%        402,594     30.4%           -0.0%
Other costs                                     452,197     35.4%         90,975      6.9%          397.1%
TOTAL COSTS                                     854,861     67.0%        493,569     37.3%           73.2%

GROSS MARGIN                                    421,814     33.0%        831,195     62.7%          -49.3%

Sales & Advertising expenses                    426,993     33.4%        388,380     29.3%            9.9%
General and administrative expenses             156,121     12.2%         61,408      4.6%          154.2%
Other income                                    -88,556     -6.9%              0      0.0%               -
TOTAL OPERATING EXPENSES                        494,558     38.7%        449,788     34.0%           10.0%

EBITDA                                          -72,744     -5.7%        381,407     28.8%               -

Depreciation and amortization                   494,229     38.7%        497,287     37.5%           -0.6%
OPERATING LOSS                                 -566,973    -44.4%       -115,880     -8.7%          389.3%

Interest expense, net                           245,682     19.2%        252,596     19.1%           -2.7%
Foreign exchange loss (gain)                    185,797     14.6%        338,896     25.6%          -45.2%
Monetary gain                                  -159,810    -12.5%       -181,424    -13.7%          -11.9%
INTEGRAL FINANCING COST                         271,669     21.3%        410,069     31.0%          -33.8%

LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                  -838,642    -65.7%       -525,948    -39.7%           59.5%

Equity in income (losses) of subsidiaries           -81      0.0%            282      0.0%               -

Taxes                                            40,517      3.2%         27,029      2.0%           49.9%
Intangible asset valuation                      439,880     34.5%              -         -               -

NET LOSS BEFORE
MINORITY INTEREST                            -1,318,958   -103.3%       -553,259    -41.8%          138.4%
Minority interest                                -1,236     -0.1%         -7,600     -0.6%          -83.7%
NET LOSS                                     -1,317,722   -103.2%       -545,659    -41.2%          141.5%
----------------------------------------------------------------------------------------------------------

GRUPO IUSACELL UNAUDITED CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2003 WITH TWELVE MONTHS 2002
(Figures in thousands of constant December 31, 2003 pesos)

------------------------------------------------------------------------------------------------------------
                                                                                                 Change 2003
                                                 12M 2003                   12M 2002                   /2002
------------------------------------------------------------------------------------------------------------
REVENUE
Service                                         4,189,420      88.4%       5,129,960      89.3%       -18.3%
Equipment sales and other                         549,106      11.6%         616,968      10.7%       -11.0%
TOTAL REVENUE                                   4,738,526     100.0%       5,746,928     100.0%       -17.5%

Cost of services                                1,498,646      31.6%       1,594,040      27.7%        -6.0%
Other costs                                     1,058,631      22.3%         507,519       8.8%       108.6%
TOTAL COSTS                                     2,557,277      54.0%       2,101,559      36.6%        21.7%

GROSS MARGIN                                    2,181,249      46.0%       3,645,369      63.4%       -40.2%

Sales & Advertising expenses                    1,312,537      27.7%       1,419,300      24.7%        -7.5%
General and administrative expenses               585,629      12.4%         470,085       8.2%        24.6%
Other income                                      -88,556      -1.9%        -105,001      -1.8%            -
TOTAL OPERATING EXPENSES                        1,809,610      38.2%       1,784,384      31.0%         1.4%

EBITDA                                            371,639       7.8%       1,860,985      32.4%        -80.0

Depreciation and amortization                   2,057,775      43.4%       2,336,498      40.7%       -11.9%
OPERATING LOSS                                 -1,686,136     -35.6%        -475,513      -8.3%       254.6%

Other (income) expense                            -69,605      -1.5%               0       0.0%            -

Interest expense, net                             968,116      20.4%         935,898      16.3%         3.4%
Foreign exchange loss (gain)                      744,512      15.7%       1,069,640      18.6%       -30.4%
Monetary gain                                    -350,861      -7.4%        -432,167      -7.5%       -18.8%
INTEGRAL FINANCING COST                         1,361,767      28.7%       1,573,372      27.4%       -13.4%

LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                  -2,978,298     -62.9%      -2,048,885     -35.7%        45.4%

Equity in income (losses) of subsidiaries          17,544       0.4%          10,129       0.2%            -

Taxes                                             115,232       2.4%         125,265       2.2%        -8.0%
Extraordinary items                               361,624       7.6%               -       0.0%            -
Intangible assets valuation                     1,269,180      26.8%               -          -            -

NET LOSS BEFORE
MINORITY INTEREST                              -4,741,878    -100.1%      -2,184,279     -38.0%       117.1%
Minority interest                                 -33,137      -0.7%         -17,296      -0.3%        91.6%
NET LOSS                                       -4,708,741     -99.4%      -2,166,983     -37.7%       117.3%
------------------------------------------------------------------------------------------------------------

GRUPO IUSACELL CELULAR UNAUDITED CONSOLIDATED BALANCE SHEET
COMPARISON OF FOURTH QUARTER 2003 WITH FOURTH QUARTER 2002
(Figures in thousands of constant December 31, 2003 pesos)

------------------------------------------------------------------------------------------------------
                                                                                           Change 4Q03
                                                 4Q03                     4Q02                   /4Q02
------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities                  4,157      0.0%         154,397      1.1%       -97.3%
Accounts receivable, net                      498,790      4.8%         663,533      4.8%       -24.8%
Related parties                                     -      0.0%          63,291      0.5%            -
Recoverable taxes and other                   353,542      3.4%         463,747      3.4%       -23.8%
Inventories                                   255,995      2.5%          37,119      0.3%       589.7%
TOTAL CURRENT ASSETS                        1,112,484     10.7%       1,382,087     10.0%       -19.5%

Property and equipment, net                 6,906,450     66.4%       8,893,303     64.5%       -22.3%
Excess of cost of investments in
subsidiaries over book value, net           1,726,208     16.6%       1,989,364     14.4%       -13.2%
Other assets                                  656,794      6.3%       1,520,200     11.0%       -56.8%
TOTAL ASSETS                               10,401,936    100.0%      13,784,954    100.0%       -24.5%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accrued liabilities                           640,129      6.2%         742,134      5.4%       -13.7%
Related parties                                22,645      0.2%               -      0.0%            -
Accounts payable                              360,935      3.5%         282,578      2.0%        27.7%
Short-term debt                             4,667,429     44.9%         130,258      0.9%      3483.2%
TOTAL CURRENT LIABILITIES                   5,691,138     54.7%       1,154,970      8.4%       392.8%

Non-current liabilities                           654      0.0%       4,514,619     32.8%      -100.0%
TOTAL LIABILITIES                           5,691,792     54.7%       5,669,589     41.1%         0.4%

Minority interest                             -77,921     -0.7%               -      0.0%            -

Shareholders' Equity
Capital stock                              16,558,729    159.2%      16,558,729    120.1%            -
Legal reserve                                  29,485      0.3%          29,485      0.2%            -
Capital contributions                         102,027      1.0%         102,027      0.7%            -
Net loss                                   -3,327,300    -32.0%      -1,103,171     -8.0%       201.6%

Accumulated earnings from prior years      -7,844,274    -75.4%      -6,741,103    -48.9%        16.4%
Excess from restatement of
shareholders' equity                         -730,602     -7.0%        -730,602     -5.3%            -

TOTAL SHAREHOLDERS' EQUITY                  4,788,065     46.0%       8,115,365     58.9%       -41.0%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                       10,401,936    100.0%      13,784,954    100.0%       -24.5%
------------------------------------------------------------------------------------------------------

GRUPO IUSACELL CELULAR UNAUDITED CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2003 WITH FOURTH QUARTER 2002
(Figures in thousands of constant December 31, 2003 pesos)

------------------------------------------------------------------------------------------------------
                                                                                                Change
                                                 4Q03                      4Q02              4Q03/4Q02
------------------------------------------------------------------------------------------------------
REVENUE
Service                                       986,332     76.8%       1,245,147     93.1%       -20.8%
Equipment sales and other                     289,746     23.2%          92,327      6.9%       223.6%
TOTAL REVENUE                               1,285,078    100.0%       1,337,474    100.0%        -3.9%

Cost of services                              427,991     33.3%         452,527     33.8%        -5.4%
Other costs                                   452,197     35.2%          91,210      6.8%       395.8%
TOTAL COSTS                                   880,188     68.5%         543,737     40.7%        61.9%

GROSS MARGIN                                  404,890     31.5%         793,737     59.3%       -49.0%

Sales & Advertising expenses                  418,676     32.6%         388,513     29.0%         7.8%
General and administrative expenses           160,345     12.5%          35,344      2.6%       353.7%
Other income                                  -85,984     -6.7%               -      0.0%
TOTAL OPERATING EXPENSES                      493,037     38.6%         423,857     31.7%        16.3%

EBITDA                                        -88,147     -6.9%         369,880     27.7%            -

Depreciation and amortization                 457,308     35.6%         466,424     34.9%        -2.0%
OPERATING LOSS                               -545,455    -42.4%         -96,544     -7.2%       465.0%

Interest expense, net                          89,703      7.0%         108,841      8.1%       -17.6%
Foreign exchange loss (gain)                   93,997      7.3%         134,685     10.1%       -30.2%
Monetary gain                                 -75,009     -5.8%         -91,757     -6.9%       -18.3%
INTEGRAL FINANCING COST                       108,691      8.5%         151,769     11.3%       -28.4%

INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                -654,146    -50.9%        -248,313    -18.6%       163.4%

Equity in losses of subsidiaries                  581      0.0%             282      0.0%       106.0%
Taxes                                          35,574      2.8%          27,029      2.0%        31.6%
Intangible assets valuation                   439,880     34.2%               -         -            -
NET LOSS BEFORE
MINORITY INTEREST                          -1,130,181    -87.9%        -275,624    -20.6%       310.0%
Minority interest                                -541      0.0%          -5,459     -0.4%            -
NET LOSS                                   -1,129,640    -87.9%        -270,165    -20.2%       318.1%
------------------------------------------------------------------------------------------------------

GRUPO IUSACELL CELULAR UNAUDITED CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2003 WITH TWELVE MONTHS 2002
(Figures in thousands of constant December 31, 2003 pesos)

------------------------------------------------------------------------------------------------------------
                                                                                                 Change 2003
                                                 12M 2003                   12M 2002                   /2002
------------------------------------------------------------------------------------------------------------
REVENUE
Service                                         4,217,280      88.5%       5,188,345      89.4%       -18.7%
Equipment sales and other                         545,897      11.5%         615,439      10.6%       -11.3%
TOTAL REVENUE                                   4,763,177     100.0%       5,803,784     100.0%       -17.9%

Cost of services                                1,530,784      32.1%       1,611,219      27.8%        -5.0%
Other costs                                     1,058,631      22.2%         507,241       8.7%       108.7%
TOTAL COSTS                                     2,589,415      54.4%       2,118,460      36.5%        22.2%

GROSS MARGIN                                    2,173,762      45.6%       3,685,324      63.5%       -41.0%

Sales & Advertising expenses                    1,304,375      27.4%       1,418,905      24.4%        -8.1%
General and administrative expenses               568,399      11.9%         435,669       7.5%        30.5%
Other income                                      -85,984      -1.8%         -95,257      -1.6%
TOTAL OPERATING EXPENSES                        1,786,790      37.5%       1,759,317      30.3%         1.6%

EBITDA                                            386,972       8.1%       1,926,007      33.2%            -

Depreciation and amortization                   1,953,687      41.0%       2,206,050      38.0%       -11.4%
OPERATING LOSS                                 -1,566,715     -32.9%        -280,043      -4.8%       459.5%

Other (income) expense                            -87,176      -1.8%               -       0.0%            -

Interest expense, net                             359,615       7.5%         399,966       6.9%       -10.1%
Foreign exchange loss (gain)                      386,835       8.1%         527,331       9.1%       -26.6%
Monetary gain                                    -165,633      -3.5%        -229,414      -4.0%       -27.8%
INTEGRAL FINANCING COST                           580,817      12.2%         697,883      12.0%       -16.8%

INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                  -2,060,356     -43.4%        -977,926     -16.8%       110.7%

Equity in losses of subsidiaries                   17,544       0.4%          10,129       0.2%        73.2%
Taxes                                             103,854       2.2%         125,265       2.2%       -17.1%
Extraordinary items                               116,663       2.4%               -       0.0%            -
Intangible assets valuation                     1,046,847      22.0%               -       0.0%            -

NET LOSS BEFORE
MINORITY INTEREST                              -3,345,264     -70.2%      -1,113,320     -19.2%       200.5%
Minority interest                                 -17,964      -0.4%         -10,149      -0.2%           -
NET LOSS                                       -3,327,300     -69.9%      -1,103,171     -19.0%       201.6%
------------------------------------------------------------------------------------------------------------